06018351

RECEIVED
NOV 07 2006
WASH. D.C. 213 SECTION
PROCESSING

Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

Corporate Communications /
Investor Relations

SUPPL

Date	October 9, 2006
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	m.schikker@hq.vnu.com
Subject	**ADR file nr. 82-2876**

Dear Sirs,

Please find enclosed the following press release, dated:

October 9, 2006 - **VNU Proposes To Acquire Outstanding Public Minority Stake In Netratings For $16.00 Per Share In Cash**

With kind regards,
VNU bv

Marianne Damad

PROCESSED
NOV 15 2006
THOMSON
FINANCIAL

VNU bv
Ceylonpoort 5-25, 2037 AA Haarlem / P.O. Box 1, 2000 MA Haarlem, The Netherlands
Telephone +31 23 546 34 63 / Trade Register Chamber of Commerce Amsterdam 34034747

1.1.001 02.99

Press release

Date October 9, 2006

VNU PROPOSES TO ACQUIRE OUTSTANDING PUBLIC MINORITY STAKE IN NETRATINGS FOR $16.00 PER SHARE IN CASH

Haarlem, the Netherlands – VNU Group B.V., a leading global information and media company, announced today that it is proposing to acquire the outstanding publicly held minority interest in NetRatings, Inc. (NASDAQ: NTRT) for $16.00 per share in cash, representing a 10% premium over the Company's closing price on October 6, 2006, and a 16% premium to the six-month average closing price. NetRatings' substantial cash position (approximately $180 million) represents a significant portion of its equity value (approximately $4.90 per share), for which VNU would not be expected to pay a premium. When calculating the premium on an enterprise value basis, VNU's offer represents a 15% premium over the Company's valuation on October 6, 2006, and a 27% premium based on the six-month average closing price. VNU's offer values the Company at an enterprise value multiple of 54x and 36x over 2006 and 2007 EBITDA, respectively, based on Wall Street estimates.

VNU said its proposal represents an excellent opportunity for NetRatings' stockholders to realize a fair price for their shares.

VNU owns 60.5% of the common stock of NetRatings currently outstanding. Following the transaction, NetRatings would become a wholly-owned subsidiary of VNU.

VNU anticipates that NetRatings' Board of Directors will form a special committee of independent directors to consider the proposal, with the assistance of outside financial and legal advisors.

The proposed merger would be subject to the negotiation and execution of a mutually acceptable definitive merger agreement following confirmatory due diligence by VNU and the approval of the NetRatings special committee and the holders of a majority of all the outstanding shares of NetRatings' common stock, as well as other customary conditions.

VNU has advised NetRatings that VNU is only interested in acquiring the outstanding stock of NetRatings not currently owned by VNU. VNU has stated that it has no interest in a disposition of any of its stake in NetRatings.

If a transaction agreement is successfully negotiated, NetRatings and VNU will file appropriate materials with the Securities and Exchange Commission (SEC) and mail such materials to NetRatings' stockholders. There is no assurance that any agreement will be reached.

VNU Group B.V. / Corporate Communications / Investor Relations
P.O. Box 1, 2000 MA Haarlem, The Netherlands / Telephone +31 23 546 36 00 / Fax +31 23 546 39 12
www.vnu.com

Press release

J.P. Morgan Securities Inc. is serving as a financial advisor to VNU in the transaction.

CAUTIONARY STATEMENT: Statements in this document represent the intentions, plans, expectations and beliefs of VNU and involve risks and uncertainties that could cause actual events to differ materially from the events described in this document, including risks or uncertainties related to the success of VNU's negotiations with the special committee, whether the conditions to the merger will be satisfied, as well as changes in general economic conditions, stock market trading conditions, tax law requirements or government regulation, and changes in the Internet advertising and e-commerce industry or the business prospects of NetRatings. VNU wishes to caution the reader that these factors, as well as other factors described in NetRatings' SEC filings, are among the factors that could cause actual events or results to differ materially from VNU's current expectations described herein.

About VNU

VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media information (Nielsen Media Research), business publications (Billboard, The Hollywood Reporter, Computing, Intermediair) and trade shows. VNU is owned by a consortium of private-equity investors that includes AlpInvest Partners, The Blackstone Group, The Carlyle Group, Hellman & Friedman, Kohlberg Kravis Roberts & Co., and Thomas H. Lee Partners. The privately held company is active in more than 100 countries, with headquarters in Haarlem, the Netherlands, and New York, USA. VNU employs nearly 41,000 people and had total revenues of EUR 3.5 billion in 2005. For more information, visit www.vnu.com.

Press contact	Will Thoretz	New York	+1 646 654 8133
Investor Relations	Peter Wortel	Haarlem	+31 23 546 36 92